Exhibit 99.2

December 7, 2021

Fellow Shareholders,

Before we review third quarter results, we need to start by addressing the false and misleading report about us published last week by an obscure short-selling firm. After studying the Grizzly report, we conclude that the author has very limited knowledge of how solar project development works and has manipulated facts that are readily available to the public to create an impression of nefarious activity that is false, inappropriate, and misleading. We encourage all our stakeholders to read the report and listen to our response, which will be presented on the earnings conference call taking place today. We believe reading the report with a critical eye and keeping in mind the author’s financial incentives (they have a previously established short position in our stock), will enable readers to fully understand the deeply flawed and purposefully misleading narrative created by that firm.

Turning to third quarter results, we are comfortable with our performance. Revenue was below our guidance, while gross margin was at the high end of our guidance range. Most importantly, we were profitable despite the lower-than-expected revenue. Our highest financial priority is the bottom line, and all our decisions and actions are focused on profit as opposed to revenue. We sustained our profitability by two means: the strong gross margin, which reflects this profit focus, and tight control of expenses. We sustained gross margin through our strategy of selling projects at their most profitable point, NTP, and through the support of our recurring, high margin IPP electricity sales. Operating expenses declined sequentially, reflecting our discipline.

The revenue miss does not concern us and should not bother you either. We often point out that project sales are lumpy with uncertain timing. On an annual basis, the lumpiness is smoothed out and we can more accurately forecast our level of activity. On a quarterly basis, sales can easily move between periods, skewing the results for a quarter but having no impact on the economics of our business. This was the case in the third quarter. Two project sales we expected did not close. One was a project in Spain that we have discussed before. Our original buyer backed out of the sale, but we found a new buyer (at a somewhat higher price!) and this deal should close in December. Revenue from the Spain project is around $2 million. Similarly, around $6 to $7 million of projects in Pennsylvania were delayed for administrative reasons and should close either in Q4 or Q1 2022.

We are bullish on our prospects and that of our industry. Demand is strong around the world, and project pricing is firm, as rising PPA prices offset headwinds such as supply shortages, material cost inflation, and tariffs. Our pipeline is robust and growing rapidly, exceeding our expectations. At the start of the year, we established a goal of growing the quality mid-to-late stage pipeline to 2 GW. We achieved 1.8 GW in the third quarter and expect to end the year close to 2.2 GW. Furthermore, we are still in the early stages of exploiting the many opportunities in storage. Storage is quickly becoming a critical element of larger projects in the U.S. and Europe, and we intend to build a substantial pipeline of solar plus storage and independent storage projects in the quarters ahead.

With that overview, we will now review the details of our third quarter operating and financial performance.

Q3 2021 Financial Highlights: Sustained Profit Despite Revenue Shortfall

●	Revenue below guidance; up 59% y/y; down 16% sequentially
●	Gross margin high end of guidance, mainly due to high margin NTP sales in the USA.
●	High margin recurring IPP revenue stable at over $5 million
●	Profitable GAAP and non-GAAP, net income[1] down y/y and sequentially
●	Sixth consecutive profitable quarter

(in $ millions)	Q3 2021	Q2 2021	Q/Q Change
Revenue	$15.5	$18.5	-16%
GAAP gross profit	$6.1	$11.3	-46%
GAAP operating income	$2.7	$7.3	-63%
Non-GAAP operating income	$3.2	$8.8	-64%
EBITDA	$3.6	$9.5	-62%
Adjusted EBITDA	$4.5	$10.0	-55%
GAAP net income attributed to ReneSola Power	$0.7	$7.0	-90%
Non-GAAP net income attributed to ReneSola Power	$1.7	$7.5	-77%

Revenue was composed as follows:

Revenue Breakdown	Q3’21 Revenue (US$'000)	% of Total Revenue
Project Development	$10,015	64.45%
IPP	$5,375	34.59%
Others	$150	0.97%
Total	$15,540	100.00%

“IPP” consists mainly of the sale of electricity in China.

“Other” refers to operations and maintenance.

Achieving Pipeline Growth Goal

At the start of the year, we planned to grow our mid-to-late stage pipeline to over 2 GW before year end. Due to outstanding execution in the face of many challenges in our industry, we ended the quarter with a high quality project pipeline2 of approximately 1.8 GW, with about 15 MW under construction. In Q3 we sold 6 MW of projects in Poland and 5.5 MW of solar projects in Maine. (Since entering the downstream business, ReneSola Power has completed ~850 MW of projects. We retain 173 MW of operating assets, which generate our recurring IPP revenue.)

1 Attributable to ReneSola Power common shareholders, removes net attributable to non-controlling interests

2 Mid-to-late stage project pipeline includes those with the legal right to develop based on definitive agreements, including those held by project Special Purpose Vehicles (“SPVs”) or joint-venture project SPVs whose controlling power belongs to ReneSola Power.

The following table details our mid-to-late stage project pipeline by location:

Project Location	Mid-to-late stage (MW)
U.S.	464.0
Poland	552.0
Spain	309.0
U.K.	214.0
Germany	37.0
France	100.0
Hungary	52.0
China (IPP)	113.0
Total	1,841.0

In our year-end letter, we will present a new and attractive pipeline growth goal for 2022.

Detailed Review of Pipeline by Region

Our performance is strong across most regions of the world, as reflected in our pipeline.

United States

Our mid-to-late-stage projects total 464 MW, of which 76MW are community solar projects in Minnesota, Maine, and New York. Additionally, we have projects under development in Florida, Pennsylvania, Illinois, and California. Meanwhile, we operate 24.1 MW of utility projects in North Carolina.

U.S.A.	Location	Capacity (MW)	Project Type	Status	Expected NTP/Sale	Business Model
MN-VOS-2	MN	10	Community Solar	Under Development	2021/2022	NTP Sale
New York	NY	50	Community Solar	Under Development	2022	NTP Sale
Florida	FL	100	Utility Scale	Under Development	2022/2023	NTP Sale
Maine	ME	16	DG & Community Solar	Under Development	2021/2022	NTP Sale
Welcome Solar	PA	70	Utility Scale PV+Storage	Under Development	2021/2022	NTP Sale
California	CA	28	Utility PV+Storage	Under Development	2022/2023	NTP Sale
Illinois	IL	50	Utility PV+Storage	Under Development	2023/2024	NTP Sale
California	CA	140	Utility PV+Storage	Under Development	2024/2025	NTP Sale
	Total	464

Poland

Business momentum accelerated in recent months. At quarter-end we had ~552 MW of projects in our mid-to-late stage pipeline.

Poland	Project	Capacity (MW)	Project Type	Status	Expected NTP/Sale	Business Model
Auction 2021	1 MW Solar farms	33.0	Ground-mounted	Ready to Build	2021	RTB Sale
Auction 2022	Including smaller scale projects	~519.0	Ground-mounted	Under Development	2022/2024	RTB Sale
	Total	~552.0

Spain

We have a mid-to-late stage pipeline of 309 MW of ground-mounted projects located in various regions across Spain.

Spain	Location	Capacity (MW)	Project Type	Status	Expected NTP/Sale	Business Model
Caravaca (two projects)	Murcia	12	Ground-mounted	Under Development	2021	RTB Sale
Castillo (three projects)	Alicante	24	Ground-mounted	Under Development	2022	RTB Sale
Project Portfolio	Spain	273	Ground-mounted	Under Development	2023/2024	RTB Sale
	Total	309

U.K.

We have a mid-to-late stage pipeline of 214 MW of ground-mounted projects under development.

U.K.	Capacity (MW)	Project Type	Status	Expected NTP/Sale	Business Model
UK- Novergy	190	Solar only Ground-mounted	Under Development	2022/2023	RTB Sale
UK- Innova	24	Solar-plus-storage Ground-mounted	Under Development	2021/2022	RTB Sale
Total	214

Germany

We have secured a late-stage pipeline of 37 MW of ground-mounted projects now under development.

Germany	Capacity (MW)	Project Type	Status	Expected NTP/Sale	Business Model
Project Portfolios -Kentzlin	12	Ground-mounted	Under Development	2022	RTB Sale
Project Portfolios -Germany	25	Ground-mounted	Under Development	2023	RTB Sale
Total	37

France

In France, we have a project pipeline of 100 MW, all of which are ground-mounted projects.

France	Location	Capacity (MW)	Project Type	Status	Expected NTP/Sale	Business Model
Project Portfolios	France	82.0	Ground mounted	Under Development	2022/2023	RTB Sale
Project Portfolios	France	18.0	Ground mounted	Under Development	2021/2022	Development Services
Total		100.0

Hungary

In Hungary, we invest in small-scale DG projects. Our late-stage pipeline has a total capacity of 52 MW. These projects are under development.

Hungary	Location	Capacity (MW)	Project Type	Status	Expected NTP/Sale	Business Model
Portfolio with FIT	Hungary	4.0	Ground- mounted	Ready-to-Build	2021/2022	Build-Transfer
Portfolio with PPAs	Hungary	48.0	Ground- mounted	Under Development	2022/2023	Build-Transfer
	Total	52.0

Solid Operating Asset Portfolio with Attractive Long-term Growth Plan

We currently own 173 MW of operating projects, of which we operate 148.5 MW of rooftop projects in China, and 24.1 MW in the U.S. In the third quarter, we connected about 3MW of newly developed projects in China. The China rooftop solar projects are concentrated in attractive eastern provinces with Commercial and Industrial (C&I) off-takers.

Operating Assets	Capacity (MW)
China DG	148.5
- Zhejiang	37.4
- Henan	46.1
- Anhui	30.9
- Hebei	16.9
- Jiangsu	10.8
- Shandong	2.0
- Fujian	4.4
United States	24.1
Total	172.6

Looking ahead, our new asset development pipeline is 113 MW, located in various provinces across China. All projects in China are intended to be owned and operated by us as IPP assets. During 2021, we significantly slowed our pace of development, because target projects could not meet our IRR goals due to high material costs and other burdens. We intend to build our asset portfolio in China but will do so in a disciplined manner that ensures we meet our profit goals.

China	Location	Capacity (MW)	Project Type	Status	Expected NTP/Sale	Business Model
China DG	Jiangsu	57.0	Net Metering	Under Development	2021/2022	IPP Business
China DG	ZheJiang	24.0	Net Metering	Under Development	2021/2022	IPP Business
China DG	Shandong	10.0	Net Metering	Under Development	2022	IPP Business
China DG	Anhui	7.0	Net Metering	Under Development	2022	IPP Business
China DG	Other	15.0	Net Metering	Under Development	2022	IPP Business
	Total	113.0

Q3 2021 Financial Results: Sixth Consecutive Profitable Quarter

All figures refer to the third quarter of 2021, unless stated otherwise.

Revenue

Revenue was $15.5 million, down sequentially and up year-over-year. Revenue from Project Development was largely driven by the sale of solar projects in the USA and Poland. Energy sales came from the 49.4 million KWh generated by our rooftop DG projects in China and the U.S.

By their nature, project sales are large with unpredictable timing, and quarterly revenue will often fluctuate significantly. The Company measures its success in project development by 1) focusing on profit performance, and 2) achieving attractive rates of quality pipeline growth. Some revenues are delayed to 4Q 2021 and 2022.

	Q3’21 Revenue	% of Total
Revenue by Region	(US$’000)	Revenue
Europe	6,248	40%
US	4,226	27%
China	5,066	33%
Total	15,540	100%

Gross Profit and Gross Margin

Gross profit was $6.1 million in the third quarter of 2021, yielding a gross margin of 39.2%. Gross margin was at the high end of guidance due to the mix of project sales at NTP, which are higher margin than COD sales. The lower gross margin versus the previous quarter and year-ago quarter was due to comparisons with exceptionally high gross margins in the prior periods.

Gross profit and margin compare to a gross profit of $11.3 million and gross margin of 61.0% in the second quarter of 2021, and a gross profit of $5.9 million and gross margin of 60.6% in the third quarter of 2020.

Operating Expense and Operating Income

Operating expenses were $3.4 million, down sequentially and up year-over-year. Sales and marketing expenses of $48,000 were down both sequentially and year-over-year. General and administrative expenses of $3.4 million were up both sequentially and year-over-year, as we built staff in anticipation of further growth. Other operating income was $76,000, reflecting the reversal of warranty cost related to a project in China that was sold.

Operating income was $2.7 million, compared to $7.3 million in Q2 2021 and $2.9 million in the third quarter of 2020. Non-GAAP operating income was $3.2 million, compared to non-GAAP operating income of $8.8 million in the second quarter of 2021 and $4.5 million in the third quarter of 2020.

Net Income

ReneSola Power achieved its sixth consecutive quarter of profitability.

Net income attributed to ReneSola Power common shareholders was $0.7 million, compared to $7.0 million in the second quarter of 2021 and $2.1 million in the third quarter of 2020. Net income per ADS was $0.01, compared to $0.10 in the second quarter of 2021 and $0.04 in the third quarter of 2020.

Non-GAAP net income attributed to ReneSola Power was $1.7 million, compared to $7.5 million in the second quarter of 2021 and $2.5 million in the third quarter of 2020. Non-GAAP net income per ADS was $0.02, compared to $0.11 in the second quarter of 2021 and $0.05 in the third quarter of 2020.

Cash Flow

Cash flow used in operating activities was $5.1 million; cash flow used in investing activities was $3.0 million, and cash flow used in financing activities was $2.2 million.

Financial Position

All figures are as of quarter-end, September 30, 2021.

Cash and equivalents were $275.8 million, compared to $286.0 million at the end of Q2 2021. Total current assets (as disclosed in appendix 2) were $351.2 million, compared to $357.1 million at quarter-end of Q2. Long-term borrowings were $65,000, flat when compared to June 30, 2021. Our long-term failed sale-lease back and finance lease liabilities associated with the financial leasing payables for rooftop projects in China were $31.7 million, compared to $36.0 million at the end of the previous quarter as we paid down some high interest borrowing in China. Short-term borrowings were nil.

We consider our debt-to-asset ratio to be attractive at 15.8%.

Cash per ADS is now $3.95. Book value (or NAV) equals $6.06 per ADS. This compares to our current ADS price of $5.59, as of the date of this letter.

Our Board of Directors recently authorized a $50 million share repurchase program. The program is effective immediately with no expiration date. The authorization reflects high confidence in our growth prospects and strong financial position.

Robust Outlook for Q4 2021 and 2022

For the fourth quarter of 2021, we expect revenue to be in the range of $21 to $27 million and gross margin in the range of 36% to 40%. This results in full year 2021 revenue guidance of $77 to $83 million, and full year gross margin over 40%.

Our preliminary goal for 2022 is to achieve the net profit growth of at least 30% compared to 2021. This outlook is based on the broad-based societal interest in clean energy that is driving increased government support and a high level of private developer interest. We will offer detailed guidance for 2022 pipeline growth, revenue, and bottom line results in our year-end shareholder letter.

Conclusion

We believe broad social and governmental support for renewable energy will create a robust environment supporting the growth of solar projects, which in turn should drive exciting growth for us in the quarters ahead. Our strategy is sound, and our track record of execution is strong. We have never been more excited about the future.

We would like to thank our employees for their hard work and dedication. We also want to thank our customers, partners and shareholders for their continued support and confidence in ReneSola Power.

Sincerely,

Yumin Liu	Ke Chen
Chief Executive Officer	Chief Financial Officer

Third Quarter 2021 Earnings Results Conference Call

We will host a conference call today to discuss our third quarter 2021 business and financial results. The call is scheduled to begin at 4:30 p.m. U.S. Eastern Time on Tuesday, December 7, 2021 (5:30 a.m. China Standard Time on Wednesday, December 8, 2021).

Please register in advance to join the conference call using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference call access information will be provided upon registration.

Participant Online Registration:  http://apac.directeventreg.com/registration/event/1598668

A replay of the conference call may be accessed by phone at the following numbers until December 13, 2021. To access the replay, please reference the conference passcode 1598668.

	Phone Number	Toll-Free Number
United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 3051-2780	+852 (800) 963117
Mainland China	+86 (800) 870-0206 +86 (400) 602-2065
Other International	+61 (2) 8199-0299

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola Power's website at http://ir.renesolapower.com.

Safe Harbor Statement

This shareholder letter contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company’s continuing operations and you may not be able to compare such information with the Company’s past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future.

For investor and media inquiries, please contact:

ReneSola Power

Mr. Adam Krop

+1 (347) 577-9055 x115

IR.USA@renesolapower.com

The Blueshirt Group

Mr. Gary Dvorchak, CFA

gary@blueshirtgroup.com

Appendix 1: Unaudited Consolidated Income Statement

RENESOLA LTD

Unaudited Consolidated Statements of Operations

(US dollars in thousands, except ADS and share data)

	Three Months Ended
	Sep 30, 2021	Jun 30, 2021	Sep 30, 2020
Net revenues	15,540	18,531	9,749
Cost of revenues	(9,454)	(7,235)	(3,844)
Gross profit	6,086	11,296	5,905

Operating (expenses)/income:
Sales and marketing	(48)	(286)	(76)
General and administrative	(3,399)	(2,996)	(1,890)
Other operating (expenses)/income	76	(721)	(1,064)
Total operating expenses	(3,371)	(4,003)	(3,030)

Income from operations	2,715	7,293	2,875
Non-operating (expenses)/income:
Interest income	278	603	165
Interest expense	(975)	(1,009)	(1,519)
Foreign exchange (losses)/gains	(694)	619	945
Total non-operating (expenses)/income	(1,391)	213	(409)

Income before income tax	1,324	7,506	2,466

Income tax (expense)/benefit	(197)	75	(42)
Income,net of tax	1,127	7,581	2,424

Less: Net income attributed to non-controlling interests	416	628	313
Net income attributed to ReneSola Ltd	711	6,953	2,111

Income attributed to ReneSola Ltd per ADS
Basic	0.01	0.10	0.04
Diluted	0.01	0.10	0.04

Weighted average number of ADS used in computing income/(loss) per ADS*
Basic	69,760,475	69,750,857	48,684,311
Diluted	70,433,809	70,554,191	48,684,311

*Each American depositary shares (ADS) represents 10 common shares

Appendix 2: Unaudited Consolidated Balance Sheet

RENESOLA LTD

Unaudited Consolidated Balance Sheets

(US dollars in thousands)

	Sep 30,	Jun 30,	Sep 30,
	2021	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	275,388	286,016	15,570
Restricted cash	456	-	824
Accounts receivable, net of allowances for doubtful accounts	44,009	35,754	18,123
Advances to suppliers, net	996	1,309	292
Value added tax recoverable	4,289	3,883	6,575
Prepaid expenses and other current assets	13,047	12,273	10,181
Project assets current	13,044	17,900	20,960

Total current assets	351,229	357,135	72,525

Property, plant and equipment, net	121,763	120,189	139,653
Deferred tax assets, net	768	766	843
Project assets non-current	5,159	3,438	5,177
Goodwill	1,023	1,023	-
Operating lease right-of-use assets	20,494	21,821	22,390
Finance lease right-of-use assets	25,037	25,266	24,826
Other non-current assets	30,478	29,596	23,669

Total assets	555,951	559,234	289,083

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	-	-	31,292
Bond payable current	-	-	5,198
Accounts payable	4,740	4,058	9,804
Advances from customers	82	1,057	82
Amounts due to related parties	7,944	6,702	2,639
Other current liabilities	9,927	9,468	14,785
Income tax payable	544	542	757
Salary payable	319	326	266
Operating lease liabilities current	509	1,482	1,375
Failed sale-lease back and finance lease liabilities current	12,299	12,824	7,047
Total current liabilities	36,364	36,459	73,245

Long-term borrowings	65	69	2,976
Operating lease liabilities non-current	19,493	19,706	20,444
Failed sale-lease back and finance lease liabilities non-current	31,669	35,994	45,171
Total liabilities	87,591	92,228	141,836

Shareholders' equity
Common shares	847,426	848,524	536,961
Additional paid-in capital	10,688	8,197	9,976
Accumulated deficit	(431,127)	(431,839)	(441,544)
Accumulated other comprehensive loss	(4,066)	(2,885)	(2,044)
Total equity attributed to ReneSola Ltd	422,921	421,997	103,349
Noncontrolling interest	45,439	45,009	43,898
Total shareholders' equity	468,360	467,006	147,247

Total liabilities and shareholders' equity	555,951	559,234	289,083

Appendix 3: Unaudited Consolidated Cash Flow Statement

RENESOLA LTD

Unaudited Consolidated Statements of Cash Flow

(US dollars in thousands)

	Three Months Ended
	Sep 30,2021	Jun 30,2021	Sep 30,2020
Net cash provided by (used in) operating activities	(5,055)	602	(1,946)

Net cash used in investing activities	(2,975)	(753)	(1,006)

Net cash provided by (used in) financing activities	(2,210)	(14,288)	8,331

Effect of exchange rate changes	68	(536)	(1,050)
Net increase (decrease) in cash and cash equivalents and restricted cash	(10,172)	(14,975)	4,329
Cash and cash equivalents and restricted cash, beginning of the period	286,016	300,991	12,065
Cash and cash equivalents and restricted cash, end of the period	275,844	286,016	16,394

Appendix 4

Use of Non-GAAP Financial Measures

To supplement ReneSola Power’s financial statements presented on a GAAP basis, ReneSola Power provides non-GAAP financial data as supplemental measures of its performance.

To provide investors with additional insight and allow for a more comprehensive understanding of the information used by management in its financial and decision-making surrounding pro-forma operations, we supplement our consolidated financial statements presented on a basis consistent with U.S. generally accepted accounting principles, or GAAP, with EBITDA, Adjusted EBITDA, non-GAAP net income/ (loss) attributed to ReneSola Power and non-GAAP EPS as non-GAAP financial measures of earnings.

•	EBITDA represents net income before income tax expense (benefit), interest expense, depreciation and amortization.

•	Adjusted EBITDA represents EBITDA plus discount of electricity subsidy in China, plus share-based compensation, plus bad debt provision, plus impairment of long-lived assets, plus loss/(gain) on disposal of assets, plus foreign exchange loss/(gain).

•	Non-GAAP net income/ (loss) attributed to ReneSola Power represents GAAP net income/(loss) attributed to ReneSola Power plus discount of electricity subsidy in China, plus share-based compensation, plus bad debt provision, plus impairment of long-lived assets, plus loss/(gain) on disposal of assets, plus foreign exchange loss/(gain).

•	Non-GAAP EPS represents Non-GAAP net income/ (loss) attributed to ReneSola Power divided by the number of fully diluted shares outstanding.

Our management uses EBITDA, Adjusted EBITDA, non-GAAP net income/ (loss) attributed to ReneSola Power and non-GAAP EPS as financial measures to evaluate the profitability and efficiency of our business model. We use these non-GAAP financial measures to access the strength of the underlying operations of our business. These adjustments, and the non-GAAP financial measures that are derived from them, provide supplemental information to analyze our operations between periods and over time.

We find these measures especially useful when reviewing pro-forma results of operations, which include large non-cash impairment of long-lived assets and loss on disposal of assets. Investors should consider our non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

RENESOLA LTD

GAAP to Non-GAAP Reconciliation

(US dollars in thousands, except ADS and share data)

	Three months ended
	Sep 30, 2021	Jun 30, 2021	Sep 30, 2020
Reconciliation of Revenue
GAAP Net revenue	$15,540	$18,531	$9,749
Add: Discount of electricity subsidy in China	32	353	425
Non-GAAP Net revenue	$15,572	$18,884	$10,174

GAAP Gross Margin
US. GAAP as reported	$6,086	$11,296	$5,905
Add: Discount of electricity subsidy in China	32	353	425
Non-GAAP Gross Margin	$6,118	$11,649	$6,330

Reconciliation of operating expenses
GAAP operating expenses	$(3,371)	$(4,003)	$(3,030)
Add: Share based compensation	404	335	85
Add: Bad debt provision of receivables	-	-	362
Add: Cancellation of project assets	-	839	-
Add: Loss on disposal of project assets	-	-	755
Add: Loss on disposal of property, plant and equipment	-	-	234
Less: Gains on disposal of property, plant and equipment	-	(66)	(246)
Non-GAAP operating expenses	$(2,967)	$(2,895)	$(1,840)

Reconciliation of Operating Income
GAAP Operating Income	$2,715	$7,293	$2,875
Add: Discount of electricity subsidy in China	32	353	425
Add: Share based compensation	404	335	85
Add: Bad debt provision of receivables	-	-	362
Add: Cancellation of project assets	-	839	-
Add: Loss on disposal of project assets	-	-	755
Add: Loss on disposal of property, plant and equipment	-	-	234
Less: Gains on disposal of property, plant and equipment	-	(66)	(246)
Non-GAAP Operating Income	$3,151	$8,754	$4,490

Reconciliation of Net income attributed to ReneSola Ltd
GAAP Net income attributed to ReneSola Ltd	$711	$6,953	$2,111
Add: Discount of electricity subsidy in China	19	211	254
Add: Share based compensation	404	335	85
Add: Bad debt provision of receivables	-	-	362
Add: Cancellation of project assets	-	839	-
Add: Loss on disposal of project assets	-	-	755
Add: Loss on disposal of property, plant and equipment	-	-	140
Less: Gains on disposal of property, plant and equipment	-	(40)	(147)
Less: Interest income of discounted electricity subsidy in China	(138)	(178)	(86)
Add: Foreign exchange loss/(gain)	694	(619)	(945)
Non-GAAP Net income attributed to ReneSola Ltd	$1,690	$7,502	$2,529

Appendix 5: Adjusted EBITDA

RENESOLA LTD

Adjusted EBITDA

(US dollars in thousands, except ADS and share data)

	Three months ended
	Sep 30, 2021	Jun 30, 2021	Sep 30, 2020
Net Income	1,127	7,581	2,424
Income tax expenses	197	(75)	42
Interest expenses, net off interest income	697	406	1,354
Depreciation & Amortization	1,596	1,559	1,907
EBITDA	3,617	9,471	5,727

Discount of electricity subsidy in china	32	353	425
Share based compensation	404	335	85
Bad debt provision of receivables	-	-	362
Cancellation of project assets	-	839	-
Loss on disposal of project assets	-	-	755
Loss on disposal of property, plant and equipment	-	-	234
Gains on disposal of property, plant and equipment	-	(66)	(246)
Interest income of discounted electricity subsidy in china	(231)	(298)	(144)
Foreign exchange loss/(gain)	694	(619)	(945)
Adjusted EBITDA	4,516	10,015	6,253